UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)
Distributed Energy Systems Corp.

(Name of Issuer)
Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)
25475V104

(CUSIP Number)
Perseus Partners VII, L.P.
c/o Perseus, L.L.C.
2099 Pennsylvania Avenue, N.W., 9th Floor
Washington, D.C. 20006
(202) 452-0101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 2, 2008

Date of Event Which Requires Filing of This Statement
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS Perseus Partners VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		43,087,594[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		43,087,594[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,087,594[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.83%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 This number represents the maximum number of shares of common stock of Distributed Energy Systems Corp. (the “Issuer”) that could be issued to Perseus Partners VII, L.P. (“Perseus VII”) in connection with: (1) the exercise of a warrant that was issued on June 1, 2007, (2) the exercise of a warrant that was issued on August 24, 2007, and (3) the vested restricted shares of the Issuer’s common stock and the vested non-qualified stock options issued to John C. Fox and Michael L. Miller as directors of the Issuer. For additional information, see the narrative portion of the cover page and Item 4 of this Amendment No. 6 to the Schedule 13D filed on September 2, 2008 (this “Amendment”).
2 This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Amendment (43,087,594 shares) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding as of March 31, 2008, as reported by the Issuer in its Form 10-Q that was filed on May 12, 2008 (40,050,228 shares) and (ii) the total number of shares of the Issuer’s common stock being reported in this Amendment (43,087,594 shares).

CUSIP No.

1	NAMES OF REPORTING PERSONS Frank H. Pearl[3]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		43,087,594[4]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

43,087,594[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,087,594[4]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.83%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
3 All of the securities reported herein are held directly for the account of Perseus VII or by a former director nominee of Perseus VII. Frank H. Pearl has been included in this Amendment solely because of the indirect control he exercises over Perseus VII. By virtue of such control, he may be deemed to have beneficial ownership of the securities being reported in this Amendment.
4 See Footnote #1.
5 See Footnote #2.

     The original statement on Schedule 13D as filed on June 11, 2007 (the “Schedule 13D”) and amended on August 30, 2007 (“Amendment No. 1”), February 6, 2008 (“Amendment No. 2”), March 28, 2008 (“Amendment No. 3”), April 24, 2008 (“Amendment Nov. 4”) and June 6, 2008 (“Amendment No. 5”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Distributed Energy Systems Corp., a Delaware corporation (“DESC” or the “Issuer”), is hereby amended as set forth in this Amendment No. 6 (this “Amendment”, and together with the Schedule 13D, Amendments No. 1 through Amendment No. 5, this “Statement”).
     This Amendment is being filed jointly by Perseus Partners VII, L.P. (“Perseus VII”) and Frank H. Pearl (“Mr. Pearl,” and together with Perseus VII, the “Reporting Persons,” and each a, “Reporting Person”) to report the repayment of convertible debt securities (the “Repayment”) of the Issuer by the Reporting Persons since the date of the filing of Amendment No. 5. As a result of the Repayment, the maximum number of shares that could be issued to Perseus VII has decreased by more than one percent of the outstanding shares of Common Stock of the Issuer.
     This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D and all previous amendments thereto. Except as disclosed in and expressly amended by this Amendment, all information set forth in the Schedule 13D and all previous amendments thereto is unchanged by this Amendment.
     Items 4 and 5 of the Schedule 13D are hereby amended as follows:
Item 4. Purpose of Transaction
     Item 4 is amended to add the following information:
During the period covered by this Statement, the Issuer paid to Perseus VII $20,520,645.90 (the “Repayment Amount”) to repay principal, interest, fees and expenses payable in connection with loans made by Perseus VII to (a) the Issuer under the Securities Purchase Agreement, dated May 10, 2007 and the First Amendment to the Securities Purchase Agreement, DESC Security and Pledge Agreement, Subsidiary Security Pledge Agreement and Registration Rights Agreement, dated March 13, 2008 and evidenced by senior secured convertible promissory notes (the “Convertible Notes”) issued by the Issuer to Perseus VII (collectively, the “Prepetition Debt”) and (b) the Issuer and its subsidiary, Northern Power Systems, Inc. (“Northern”), under the Secured Debtor-In-Possession Loan Agreement, dated June 24, 2008. All obligations under the Prepetition Debt have now been paid in full. Therefore, Perseus VII no longer has the right to acquire the Common Stock that it could have received by converting the Convertible Notes in accordance with the terms and conditions set forth in the Convertible Notes. The Issuer obtained the funds for the Repayment Amount primarily from the sale of (i) 100% of the issued and outstanding shares of common stock of the Issuer’s subsidiary, Proton Energy Systems, Inc., in a transaction that closed on July 25, 2008 and (ii) certain assets of Northern in a transaction that closed on August 15, 2008.

Item 5. Interest in Securities of the Issuer
     Item 5 is amended and restated in its entirety to read as follows:
     (a) Each of the Reporting Persons may be deemed to beneficially own an aggregate of 43,087,594 shares of Common Stock. This number represents the maximum number of shares of Common Stock that the Reporting Persons could beneficially own, assuming full exercise of the Warrants and the Options as of the date of this Statement.
     Given the state of the Issuer’s business and its current financial condition, it is highly unlikely that any Reporting Person will exercise any of the Warrants or Options.
     In its Form 10-Q filed with the SEC on May 12, 2008, the Issuer disclosed that there were 40,050,228 shares of Common Stock outstanding on March 31, 2008. Therefore, the shares of Common Stock beneficially owned by the Reporting Persons represent approximately 51.83% of the Issuer’s outstanding Common Stock.6
     (b) Perseus VII will have sole voting and dispositive power with respect to the 43,087,594 shares of Common Stock beneficially owned by Perseus VII.
     By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement, Mr. Pearl may be deemed to have the power to direct the voting and disposition of the 43,087,594 shares of Common Stock beneficially owned by Perseus VII.
     (c) Not applicable.
     (d) Not applicable.
     (e) Not applicable.

[6]	See footnote No. 2.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 2, 2008	PERSEUS PARTNERS VII, L.P.

	By:	Perseus Partners VII GP, L.P.,
its general partner

	By:	Perseus Partners VII GP, L.L.C.,
its general partner

/s/ Teresa Y. Bernstein

	Its:	Secretary

FRANK H. PEARL

/s/ Teresa Y. Bernstein

Teresa Y. Bernstein, Attorney-In-Fact